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                                 October 6, 2020

       Taylor Schreiber, M.D., Ph.D.
       Chief Executive Officer
       Shattuck Labs, Inc.
       1018 W. 11th Street, Suite 100
       Austin, TX 78703

                                                        Re: Shattuck Labs, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 5,
2020
                                                            File No. 333-248918

       Dear Dr. Schreiber:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed October 5,
2020

       Intellectual property rights of third parties could adversely affect our ability to develop or commercialize our product candidates, page 50

   1. We note your disclosure regarding the recently allowed patent application referred to in this risk factor that
"may impact [y]our competitive position with respect to SL-
                                                        172154." Please revise
to provide additional information so that investors can adequately evaluate this risk.
Please also revise your risk factor to clarify, if true, that if you would be required to obtain a
license in order to commercialize your product candidate, you may not be able to obtain
such license on commercially reasonable terms or at all.
 Taylor Schreiber, M.D., Ph.D.
Shattuck Labs, Inc.
October 6, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameTaylor Schreiber, M.D., Ph.D.
                                                           Division of
Corporation Finance
Comapany NameShattuck Labs, Inc.
                                                           Office of Life
Sciences
October 6, 2020 Page 2
cc:       Branden C. Berns, Esq.
FirstName LastName